

Mail Stop 3030

November 14, 2017

<u>Via E-mail</u>
Charles D. Boynton
Chief Financial Officer
SunPower Corporation
77 Rio Robles
San Jose, California 95134

     Re: **SunPower Corporation**
            Form 10-K for the Fiscal Year Ended January 1, 2017
            Filed February 17, 2017
            File No. 001-34166

Dear Mr. Boynton:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Kevin J. Kuhar

                    Kevin J. Kuhar
                    Accounting Branch Chief
                    Office of Electronics and Machinery